Filed Pursuant to Rule 424(b)(3)

                                                   Registration No. 333-84814


                         UNITS OF BENEFICIAL INTEREST
       AMERICAN BAR ASSOCIATION MEMBERS / STATE STREET COLLECTIVE TRUST
                   Prospectus Supplement Dated April 1, 2003
                      to Prospectus Dated April 22, 2002

                                 INTRODUCTION

                  This is a Supplement to the Prospectus dated April 22, 2002 (the "Prospectus") for units of beneficial interest in the American Bar Association Members/State Street Collective Trust (the "Collective Trust"). This Supplement describes a change in the Investment Advisors to the International Equity Fund (the "Fund").

                  As described in the Prospectus, State Street Bank & Trust Company ("State Street") retains various Investment Advisors to advise State Street with respect to certain of the Funds available as investment options under the American Bar Association Members Retirement Program (the "Program"). State Street exercises discretion with respect to the selection and retention of Investment Advisors. Upon consultation with the American Bar Retirement Association ("ABRA"), as sponsor of the Program, State Street may remove an Investment Advisor at any time. State Street has determined to change the Investment Advisors for the International Equity Fund and certain related fee changes will be made, as described below.

                  Generally, terms not defined in this Supplement which are defined in the Prospectus have the same meanings given to such terms in the Prospectus. This Supplement should be read together with the Prospectus, which either accompanies this Supplement or previously has been sent to you. Upon written or oral request, State Street will provide you with a copy of the Prospectus, without charge. You can request a Prospectus from State Street by writing to State Street Bank and Trust Company, Attention ABRA Customer Service, Post Office Box 9109, Boston, Massachusetts 02209-9109 or by calling 1-800-348-2272; or from the Program's internet web site at http://www.abaretirement.com.

                     CHANGES TO INTERNATIONAL EQUITY FUND

                  INVESTMENT ADVISORS. The International Equity Fund (the "Fund") is described on pages 36 through 39 of the Prospectus. As described under the caption "Investment Advisor and Initial Investments in Registered Investment Companies" on page 39, Dresdner RCM Global Investors LLC and T. Rowe Price International, Inc. have served as Investment Advisors to State Street with respect to the Fund. Effective April 1, 2003, the Investment Advisors to State Street with respect to the Fund will be Philadelphia Investment Advisors and JP Morgan Fleming Asset Management. The current Investment Advisors, Dresdner RCM Global Investors LLC and T. Rowe Price International, Inc., no longer will serve as Investment Advisors with respect to the Fund. State Street will determine the portion of the Fund's assets for which advice is obtained from each Investment Advisor. Unless altered by State Street, the assets of the Fund will be allocated into two approximately equal portions, with one portion to be invested under the advice of Philadelphia Investment Advisors and the other portion under the advice of JP Morgan Fleming Asset Management.

                  Philadelphia International Advisors, LP. Philadelphia International Advisors, LP ("PIA"), is an investment management firm serving primarily corporate, public and endowment/foundation clients. Founded in 2002, PIA is a limited partnership owned by Glenmede Trust Company and Glenmede's former international equity managers. Its focus is solely on international equities. PIA's principal place of business is 1650 Market Street, One Liberty Place, Suite 1200, Philadelphia, Pennsylvania 19103. As of December 31, 2002, PIA had approximately $2.5 billion in assets under its management.

                  JPMorgan Fleming Asset Management (London) Limited. JPMorgan Fleming Asset Management (London) Limited ("JPMFAM") was founded on December 31, 2000, following the merger of J.P. Morgan & Co. Inc. and The Chase Manhattan Corporation. As part of JPMorgan Chase, JPMFAM is a global asset management firm providing investment solutions to corporations, governments, institutions, endowments, foundations and individuals. Its principal place of business is 522 Fifth Avenue, New York, New York 10036. As of December 31, 2002, JPMFAM had over $516 billion of assets under management.

                  No other changes are being made to the Fund.

                        CHANGES TO DEDUCTIONS AND FEES

                  INVESTMENT ADVISOR FEES. As described in the Prospectus on pages 58 to 62 under the captions "Investment Advisor Fee" and "Operational and Offering Costs", a fee is paid to each Investment Advisor based on the assets allocated to that Investment Advisor. These fees are accrued on a daily basis and paid monthly from the assets of the respective Funds. The fees payable to other Investment Advisors are not changed. Upon completion of the changes in the Investment Advisors described above, the Investment Advisor Fees payable to the Investment Advisors for the International Equity Fund will be at the following annual rates:


--------------------------- -------------------                  ------------------------- ------------------
           PIA                     Fee                                    JPMFAM                  Fee
--------------------------- -------------------                  ------------------------- ------------------
First $5 million in                .75%                          First $50 million in            .75%
assets managed.                                                  assets managed.
--------------------------- -------------------                  ------------------------- ------------------
Next $10 million in                .55%                          Next $50 million in             .55%
assets managed.                                                  assets managed.
--------------------------- -------------------                  ------------------------- ------------------
Over $15 million in                .45%                          Over $100 million in            .45%
assets managed.                                                  assets managed.
--------------------------- -------------------                  ------------------------- ------------------


                  TRUSTEE, MANAGEMENT AND ADMINISTRATION FEES. Effective April 1, 2003, the fee payable to State Street for its management, administration and custody of the assets in the Investment Options (other than Self-Managed Accounts and Equitable Real Estate Accounts), will be payable at the annual following rates:

                  Aggregate Value of Assets in Stable Asset Return, Intermediate Bond, Balanced, Large-Cap Value Equity, Large-Cap Growth Equity, Index Equity, Mid-Cap Value Equity, Mid-Cap Growth, Small-Cap Equity and International Equity Funds
                  -------------------------------------------------------------

                                                                    Rate

                  First $1.0 billion..................................   .156%

                  Next $1.8 billion...................................   .058%

                  Over $2.8 billion ..................................   .025%



The fee is accrued on a daily basis and paid monthly from the assets of the Funds. The trustee, management and administrative fees attributable to the Funds held in the Structured Portfolio Service are also accrued and paid from the Funds. The other fees paid by the Program or Investors to State Street are not changed.

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